February 22, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (937) 498-4554.

Debra A. Geuy
Chief Financial Officer and Treasurer
Peoples-Sidney Financial Corporation
101 East Court Street
Sidney, OH 45365

Re: Peoples-Sidney Financial Corporation.
Form 10-K for the Year Ended June 30, 2004
Forms 10-Q for fiscal 2005
File Number 000-22223

Dear Ms. Geuy,

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates - page 19 of Exhibit 13

1. Please revise to discuss all accounting policies that you believe are critical to your financial statements. Reference to the footnotes is not sufficient because the financial statement disclosures typically do not focus on the potential variability in your estimates. Revise this section to address the following for each critical accounting policy:
* Specifically identify why each policy is considered critical by management.
* When there is more than one methodology to choose from to calculate your estimates, describe the specific method you used, and discuss the differences between that and other available alternatives.
* Describe the specific assumptions used in your estimates, discuss the potential volatility inherent in these assumptions and quantify the impact if possible.
* Discuss the impact this volatility could have on net income, and quantify the impact if possible.
* Discuss how accurate your estimates have been compared to actual expenses incurred.
      Refer to Refer to Section V of Release Nos. 33-8350/34-48960

Consolidated Financial Statements

Consolidated Statements of Income - page 23

2. Please supplementally tell us why you do not classify the portion of state franchise taxes attributable to net income as income tax and revise to provide similar disclosures.

Forms 10-Q for fiscal 2005

3. Please revise to include the credit quality disclosures set forth under Items III.C and IV of Industry Guide 3 and include an explanation of material changes in the provision for loan losses.

*	*	*

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments, indicates your intent to include the requested disclosure in future filings, and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Rebekah Moore at (202) 824-5482 or me at
(202)
942-1782 if you have questions regarding our comments and related matters.

                                   Sincerely,



                                   Paul Cline
                                   Senior Accountant

??

??

??

??

Ms. Debra A. Geuy
Peoples-Sidney Financial Corporation
Page 2 of 2